# SEC Schedule 13D/A (Amendment No. 2) — Beneficial ownership report by holders of more than 5% of a class

Issuer: VINCE HOLDING CORP., CIK 0001579157
CUSIP: 92719W207
Title of class of securities: Common Shares, $0.01 par value
Address of issuer's principal executive offices: 136 Madison Avenue, 5th and 6th Floor, New York, New York (NY), 10016
Date of event which requires filing of this statement: 12/10/2025
Amends the filing with accession number 0001019056-25-000047
Filed by CIK 0002053682
Persons authorized to receive notices and communications: Scott D. Fisher, Steptoe LLP, 1114 Avenue of the Americas, New York, New York (NY), 10036, (212) 506-3900

## Reporting persons
- P180 Vince Acquisition Co.: type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 6,518,385; shared voting power 0; sole dispositive power 6,518,385; shared dispositive power 0; aggregate amount beneficially owned 6,518,385 (51.6% of the class)
  Comment: The percent of class represented is based on 13,339,426 shares of common stock outstanding as of November 30, 2025, as last reported by the Issuer in its Quarterly Report on Form 10-Q for the quarter ending November 1, 2025 and after giving effect to the forfeiture and cancellation of 700,000 shares as described herein.
- P180, Inc. (CIK 0002053682): type of reporting person: parent holding company or control person (HC); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 6,518,385; shared voting power 0; sole dispositive power 6,518,385; shared dispositive power 0; aggregate amount beneficially owned 6,518,385 (51.6% of the class)
  Comment: The percent of class represented is based on 13,339,426 shares of common stock outstanding as of November 30, 2025, as last reported by the Issuer in its Quarterly Report on Form 10-Q for the quarter ending November 1, 2025 and after giving effect to the forfeiture and cancellation of 700,000 shares as described herein.
- Brendan Hoffman: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 6,518,385; sole dispositive power 0; shared dispositive power 6,518,385; aggregate amount beneficially owned 6,518,385 (51.6% of the class)
  Comment: Brendan Hoffman is the Chairman of the Board of Directors of P180 Vince Acquisition Co. and P180, Inc. (collectively, the "P180 Entities"), and has voting and investment power with respect to the common stock held by the P180 Entities. Mr. Hoffman disclaims beneficial ownership of the common stock held by the P180 Entities, except to the extent of any pecuniary interest held therein. Mr. Hoffman holds 27,042 shares of the issuer directly.
  
  The percent of class represented is based on 13,339,426 shares of common stock outstanding as of November 30, 2025, as last reported by the Issuer in its Quarterly Report on Form 10-Q for the quarter ending November 1, 2025 and after giving effect to the forfeiture and cancellation of 700,000 shares as described herein.
- Dexter Goei: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 6,518,385; sole dispositive power 0; shared dispositive power 6,518,385; aggregate amount beneficially owned 6,518,385 (51.6% of the class)
  Comment: Dexter Goei is a member of the board of directors of each of the P180 Entities and Vice President of Litigation and Negotiation. He shares voting and investment power with respect to the common stock held by the P180 Entities. Mr. Goei disclaims beneficial ownership of the common stock held by the P180 Entities, except to the extent of any pecuniary interest held therein. Mr. Goei holds no shares of the issuer directly.
  
  The percent of class represented is based on 13,339,426 shares of common stock outstanding as of November 30, 2025, as last reported by the Issuer in its Quarterly Report on Form 10-Q for the quarter ending November 1, 2025 and after giving effect to the forfeiture and cancellation of 700,000 shares as described herein.
- Jean-Paul St. Germain: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 6,518,385; sole dispositive power 0; shared dispositive power 6,518,385; aggregate amount beneficially owned 6,518,385 (51.65% of the class)
  Comment: Jean-Paul St. Germain is a member of the board of directors of each of the P180 Entities and shares voting and investment power with respect to the common stock held by the P180 Entities. Mr. St. Germain disclaims beneficial ownership of the common stock held by the P180 Entities, except to the extent of any pecuniary interest held therein. Mr. St. Germain holds no shares of the issuer directly.
  
  The percent of class represented is based on 13,339,426 shares of common stock outstanding as of November 30, 2025, as last reported by the Issuer in its Quarterly Report on Form 10-Q for the quarter ending November 1, 2025 and after giving effect to the forfeiture and cancellation of 700,000 shares as described herein.

## Item 1. Security and Issuer
Title of class of securities: Common Shares, $0.01 par value
Name of issuer: VINCE HOLDING CORP.
Address of issuer's principal executive offices: 136 Madison Avenue, 5th and 6th Floor, New York, New York (NY), 10016
Comment: This Amendment No. 2 to Schedule 13D ("Amendment No. 2"), which is filed pursuant to Rule 13d-2(a) of the General Rules and Regulations under the Securities Act of 1934, as amended ("Exchange Act"), amends and supplements the original Schedule 13D, dated January 22, 2025 (the "Original Schedule 13D") and Amendment No. 1 dated October 31, 2025, which was filed with the Securities and Exchange Commission on behalf of P180 Vince Acquisition Co., a subsidiary of P180, Inc. ("P180" or "Parent"), with respect to P180 Vince Acquisition Co.'s acquisition of a majority stake in Vince Holding Corp. ("VHC" or the "Issuer"), and ownership of common stock, $0.01 par value, of VHC, a Delaware corporation ("Common Stock"). The purpose of this Amendment No. 2 is to (i) update the share ownership of the Reporting Person following the forfeiture by P180 Vince Acquisition Co. and the cancellation by the Issuer of 700,000 shares of the Issuer's common stock and (ii) update disclosure relating to ownership and voting control of the P180 Entities.

## Item 2. Identity and Background
Name of person filing: This Amendment No. 2 is filed by (i) P180 Vince Acquisition Co., a Delaware corporation, (ii) P180, a Delaware corporation, (iii) Brendan Hoffman, a United States citizen ("Hoffman"), (iv) Dexter Goei, a United States citizen ("Goei") and (v) Jean-Paul St. Germain, a United States citizen ("St. Germain"). Each of the foregoing is referred to as a "Reporting Person" and collectively as the "Reporting Persons."
Residence or business address:
The principal business address for the Reporting Persons is:

136 Madison Avenue
5th and 6th Floor
New York, NY 10016
Present principal occupation or employment: Parent. owns 100% of the equity interests of P180 Vince Acquisition Co. Hoffman owns 40.51% of the common equity interests of Parent and is chairman of the board of directors of P180 Vince Acquisition Co. and Parent. Hoffman's ownership percentage of Parent, P180, Inc. is subject to change based on P180, Inc.'s contemplated issuance of stock warrants. Hoffman is also the Chief Executive Officer of the Issuer. Neither Goei nor St. Germain owns any of the common equity interests of Parent. Goei and St. Germain are each directors of each of the P180 Entities and St. Germain is Vice President of Litigation and Negotiation.
Criminal convictions in the last five years: During the last five years, none of the Reporting Persons have been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the last five years, none of the Reporting Persons have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: The information regarding the citizenship and states of formation of the Reporting Persons set forth in subsection (a) is incorporated herein by reference.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: The information set forth in Items 4 and 5 hereof are hereby incorporated by reference into this Item 3, as applicable.

## Item 4. Purpose of Transaction
Purpose of transaction:
On December 10, 2025, pursuant to a previously disclosed arrangement relating to the P180 Note (as defined in the Original Schedule 13D), P180 Vince Acquisition Co. forfeited and the Issuer cancelled 700,000 shares of the Issuer's common stock. Following this forfeiture and cancellation, P180 Vince Acquisition Co. owned approximately 51.6% of the Company's outstanding common stock.

Pursuant to Rule 13d-4 of the Act, the Reporting Persons expressly declare that the filing of this statement shall not be construed as an admission that any such person is, for the purposes of Section 13(d) and/or Section 13(g) of the Act or otherwise, the beneficial owner of any securities covered by this statement held by any other person.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: For information on beneficial ownership, please see the information contained in the Cover Pages attached to this amended Schedule 13D.
Number of shares as to which each person has sole or shared power to vote or dispose: The information set forth in Item 2(c) hereof is hereby incorporated by reference into this Item 5(b), as applicable. Hoffman, Goei and St. Germain have the ultimate authority to cause Parent to cause P180 and/or P180 Vince Acquisition Co. to transfer all of the shares of Common Stock held by the Reporting Persons.

## Signatures
- P180 Vince Acquisition Co.: /s/ Brendan Hoffman, Brendan Hoffman,/Chairman, Board of Directors (12/12/2025)
- P180, Inc.: /s/ Brendan Hoffman, Brendan Hoffman,/Chairman, Board of Directors (12/12/2025)
- Brendan Hoffman: /s/ Brendan Hoffman, Brendan Hoffman (12/12/2025)
- Dexter Goei: /s/ Dexter Goei, Dexter Goei (12/12/2025)
- Jean-Paul St. Germain: /s/ Jean-Paul St. Germain, Jean-Paul St. Germain (12/12/2025)